Douglas Elliman Inc.

4400 Biscayne Boulevard

Miami, FL 33137

August 20, 2024

VIA EDGAR

U.S. Securities and Exchange Commission,

Division of Corporation Finance,

Office of Real Estate & Construction,

100 F. Street, N.E.,

Washington, D.C. 20549.

Re:	Douglas Elliman Inc.

Registration Statement on Form S-3

Filed August 15, 2024

File No. 333-281561

Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Douglas Elliman Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement on Form S-3 (the “Registration Statement”), and declare the Registration Statement effective as of 5:00 p.m., Eastern Time, on Thursday, August 22, 2024, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Sullivan & Cromwell LLP, requests by telephone that such Registration Statement be declared effective.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Alan J. Fishman at Sullivan & Cromwell LLP at (212) 558-4113 or by email (fishmana@sullcrom.com).

Very truly yours,

Douglas Elliman Inc.

By:	/s/ J. Bryant Kirkland III
	Name:	J. Bryant Kirkland III
	Title:	Senior Vice President and Chief Financial Officer

cc:	Marc N. Bell, Senior Vice President, Secretary and General Counsel, Douglas Elliman Inc.

Alan J. Fishman, Sullivan & Cromwell LLP